

April 24, 2014

Via E-mail
Tim Hunt
Executive Chairman and Director
Hunt Mining Corp.
1611 Molter Ste. 201
Liberty Lake, WA 99019

> **Re:** **Hunt Mining Corp.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed March 31, 2014**
> **File No. 333-182072**

Dear Mr. Hunt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 from our letter dated January 13, 2014. We also note your disclosure on page 82 that the company is doubtful regarding the collectability of certain amounts owed by Hunt Mountain for a cash advance during your Qualifying Transaction. Please revise the disclosure in the prospectus regarding the collectability of amounts owed by Hunt Mountain to reconcile it with your response to prior comment 1.

Hunt Mining Corp. – History, page 25

2. We note your disclosure on page 30 that on May 7, 2013, the La Josefina and La Valenciana properties were made subject to the exploration agreement with Eldorado Gold. Given that the Eldorado agreement has terminated, please revise to explain what this means for your operations. Please revise this section for consistency with your disclosure on page 31 which provides a discussion of the Eldorado agreement in the context of your current business. Please disclose what material exploration and

development activities, if any, have occurred since July 2013 and explain the basis for your right to explore and mine the La Josefina and La Valenciana properties.

3.   Please revise to clarify why you view La Josefina to be your "principal" or "primary" property.

4.   We note your revised disclosure within this section and elsewhere which states that after the termination of the Eldorado agreement, you are actively pursuing new exploration partners. We also note your disclosure that you have elected not to proceed with the proposed Amanita project in Alaska. Given that you are actively pursuing other exploration opportunities, please provide a plan of operations as required by Item 4.B of Form 20-F and Item 101(a)(2) of Regulation S-K. Also, revise to describe whether the need to find a new exploration partner represents a known uncertainty which may have a material effect on your capital resources. If so, provide the disclosure required by Item 5.D of Form 20-F.

Capital Resources and Liquidity, page 54

5.   Please expand the discussions in this section to provide the disclosures required by Item 5.B of Form 20-F as applicable. Please ensure to include an evaluation and analysis of your (a) sources and uses of cash and (b) ability to meet future cash requirements. Please refer to the SEC's Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350, <http://www.sec.gov/rules/interp/33-8350.htm>] as it relates to liquidity and capital resources.

6.   Please update your liquidity disclosure to provide your cash balance as of the most recent practicable date.

Management Compensation, page 63

7.   Please revise to update the disclosure in this section regarding your directors and executive officers for Fiscal 2013. See Item 6(B)(1) of Form 20-F.

Security Ownership of Certain Beneficial Owners and Management, page 78

8.   We note that Darrick Hunt currently beneficially owns 550,000 common shares. We also note the disclosure on page 86 that it is anticipated that Darrick Hunt will receive 907,423 shares in connection with this distribution. Given that it appears Darrick Hunt will own more than 1% of your shares after the distribution please add him to the table on page 81 showing your major shareholders post-distribution or advise us regarding why he should not appear in the table. If Darrick Hunt is added to the table, please be sure to footnote the table to reflect any shares for which he holds beneficial ownership with others.

Material Income Tax Information, page 92

9.   We note your response to comment 18 in our letter dated January 13, 2014. We also note you continue to state on page 93 that the opinion "does not discuss the tax consequences to holders of HuntMountain's common stock resulting from the distribution of common shares to such holders." Please ensure your revised disclosure addresses the Canadian and US tax consequences associated with the dividend of Hunt Mining shares to HuntMountain shareholders.

10.   Given that this section represents the opinion of counsel regarding the various tax consequences of your transaction, please remove any references to the fact that this section is a summary or general summary of the tax consequences of tax considerations such as those appearing on pages 92-94. Please revise the opinions to clearly identify each material tax consequence being opined upon; set forth the author's opinion as to each identified tax item; and set forth the basis for the opinion.

Consolidated Financial Statements

General

11.   Please note the updating requirements of Item 8A of Form 20-F and provide a currently dated consent from your independent accountant.

Signatures

12.   Please revise your signatures to identify your principal executive officer and principal financial officer.

Exhibits

13.   We reissue comment 20 from our letter dated January 13, 2014 with respect to Exhibits 10.9 and 16.1. Please refile these exhibits in proper electronic format.

14.   We note your response to comment 21 from our letter dated January 13, 2014 and we reissue the comment until such time as your consent has been filed.

Exhibit 5.3

15.   Please have counsel revise the filed exhibit to specifically identify the information "Material United States Federal Income Tax Considerations" as the opinion of counsel. See Section III.B.2 of Staff Legal Bulletin 19.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. You may contact Jamie Kessel at (202) 551-3727 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director